UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: September 2019

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On August 30, 2019, Nano Dimension Ltd. (the “Company”) entered into a securities purchase agreement pursuant to which it will make a private placement to certain accredited investors of convertible promissory notes with an aggregate original principal amount of approximately $4.3 million and an additional approximately $2.7 million to be received in two subsequent closings, bringing the expected total gross proceeds from this funding to approximately $7.0 million. The notes are convertible into the Company’s American Depositary Shares, together with warrants to purchase American Depositary Shares in a ratio of 0.85 warrant per 1 American Depositary Share. The Company expects the gross proceeds from the first closing to be approximately $4.3 million before deducting placement agent fees, escrowed amounts and other expenses. The private placement is expected to close on September 4, 2019.

The convertible promissory notes will be unsecured, will have a maturity date of March 4, 2021, will bear no interest except in an event of default and may be converted, at the election of the holder, into American Depositary Shares of the Company at an initial per share conversion price of $0.29, subject to adjustments, including in connection with note issuances in subsequent tranches. The convertible promissory notes will include a mandatory conversion provision for part or all of the notes in the event that the volume weighted average price of the Company’s American Depositary Shares reaches certain thresholds, subject to certain limitations. The warrants will have an exercise price equal to 125% of the conversion price of the convertible promissory notes, will be exercisable upon the six-month anniversary of issuance and will expire five years from the date of issuance.

Attached hereto and incorporated herein are the following: (i) Exhibit 99.1 - the Company’s press release issued on September 3, 2019, titled “Nano Dimension Ltd. Prices $7.0 Million Private Placement of Convertible Notes,” (ii) Exhibit 99.2 - Form of Securities Purchase Agreement, (iii) Exhibit 99.3 - Form of Convertible Promissory Note, (iv) Exhibit 99.4 - Form of Warrant, and (v) Exhibit 99.5 - Form of Registration Rights Agreement.

This report on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-217173) and Form S-8 (File No. 333-214520) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press Release issued by Nano Dimension Ltd. on September 3, 2019, titled “Nano Dimension Ltd. Prices $7.0 Million Private Placement of Convertible Notes.”
99.2	Form of Securities Purchase Agreement.
99.3	Form of Convertible Promissory Note.
99.4	Form of Warrant.
99.5	Form of Registration Rights Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: September 3, 2019	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer

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